UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Monroe Capital Income Plus Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Lawrence A. Wolfe
Farnum Rebalance LLC

2301 W. Big Beaver Road, Suite 750

Troy, MI 48084

(248) 792-6692

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FARNUM REBALANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON* OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Monroe Capital Income Plus Corporation, a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 311 South Wacker Drive, Suite 6400, Chicago IL 60606.

Item 2.	Identity and Background

This Schedule 13D is being filed by Farnum Rebalance LLC, a Michigan limited liability company (“Farnum”). Farnum’s principal business is to hold assets for investment. Farnum’s business address is 2301 W. Big Beaver Road, Suite 750, Troy, Michigan, 48084.

During the last five years, Farnum has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Farnum is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 15, 2019, Farnum received 250,000 shares of Common Stock from the Issuer in exchange for consideration of $2,500,000 ($10.00 per share) pursuant to the terms of a subscription agreement entered into with MCMA. The Subscription Agreement is described in Items 4 and 6 below and is filed herewith.

All of the funds required to acquire the shares of the Issuer’s Common Stock by Farnum were furnished from the working capital of Farnum.

Item 4.	Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

Other than as described in this Schedule 13D, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though each Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer

(a) As of January 15, 2019, Farnum may be deemed to beneficially own 250,000 shares of the Issuer’s Common Stock, representing 24.6 % of the outstanding shares of the Issuer’s Common Stock, based on 1,017,500 shares of the Issuer’s Common Stock outstanding as of January 15, 2019, as provided to the Reporting Person by the Issuer.

(b) Lawrence A. Wolfe, as managing member of Farnum, has sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Issuer’s Common Stock that Farnum may be deemed to beneficially own as described in Item 5(a) above. Mr. Wolfe disclaims beneficial ownership over the shares held by Farnum.

(c) The information contained on the cover pages and in Item 3 of this Schedule 13D is incorporated herein by reference.

(d)  Not applicable

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

Farnum entered into a Subscription Agreement with the Issuer under which Farnum purchased 250,000 shares of common stock in the Issuer.

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Farnum, respectively, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

The Subscription Agreement prohibits the transfer of the Issuer’s shares by Farnum without registration of the transfer on the Issuer’s books and the prior written consent of the Issuer, which may be withheld (i) if the Issuer determines, at its sole discretion, that the creditworthiness of the proposed transferee is not sufficient to satisfy all obligations under the Subscription Agreement or (ii) unless, in opinion of counsel, the transfer would not violate any applicable securities law or be deemed a prohibited transaction under ERISA or cause all or any portion of the assets of the Issuer to constitute “plan assets” under ERISA, certain Department of Labor regulations or Section 4975 of the Internal Revenue Code of 1986, as amended.

Item 7.	Materials to be Filed as Exhibits

Exhibit A:	Form of Subscription Agreement (Filed herewith)

Exhibit B:	Articles of Amendment and Restatement of Monroe Capital Income Plus Corporation, setting forth the terms of its common stock (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2019

Farnum Rebalance LLC

By:	/s/ Lawrence A Wolfe
Name: Lawrence A. Wolfe
Title: Managing Member